

Syed Waleed Masood · 3rd

Founder & CEO at Decimalz | Webx Ecommerce® | Entrepreneur | Technologist

Pakistan · Contact info

500+ connections

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Decimalz

National University of Computer and Emerging...

Providing services
Application Development, Custom Software Development, iOS Development...
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Experience

Decimalz
8 yrs 9 mos

Director & CEO
Jan 2018 – Present · 3 yrs 9 mos
Karachi, Pakistan

Founder
Jan 2013 – Present · 8 yrs 9 mos
Karachi, Pakistan

Founder & Director

Webx Ecommerce | webx.pk
Jun 2013 – Present · 8 yrs 4 mos
Pakistan

Co-Founder & CTO
Resume Inc.
Apr 2021 – Present · 6 mos
California, United States

Chief Technology Officer
Pills2Me
Dec 2020 – Present · 10 mos
Las Vegas, Nevada, United States

Co-Founder & CEO
Trix Studio
Mar 2020 – Present · 1 yr 7 mos
Atlanta, Georgia, United States

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Education

National University of Computer and Emerging Sciences
Bachelor's Degree, Computer Science (Software Engineering)
2001 – 2005

DJ Science College
Intermediate, Pre-Engineering
1999 – 2001

B.V.S. Parsi High School
Science
1997 – 1999